EDWARD J. GILDEA

181 Rutledge Road, Belmont, MA 02478

February 21, 2019

Board of Directors

Worlds Inc.

11 Royal Road

Brooklyn, MA 02445

Gentlemen:

This is to notify you and the Board that I am resigning from the Board of Worlds Inc. (the “Company”), effective today February 21, 2019. I am too removed from what is going on with the Company to continue as a director.  I do not believe my continued service on the board would be in the best interest of the Company or the shareholders. Best of luck with your plans and many litigations.

Very truly yours,

/s/ EDWARD J. GILDEA

Edward J. Gildea